FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Genoil Inc.

(Translation of registrant’s name into English)

2020, 633 — 6th Avenue S.W., Calgary, Alberta, Canada T2P 2Y5

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc. Registrant
Dated: Nov 27th, 2006	By:	/s/ David K. Lifschultz
Title: Chief Executive Officer

Consolidated Interim Financial Statements

September 30, 2006

(Unaudited)

GENOIL INC.

Index to Consolidated Interim Financial Statements

Three and Nine months ended September 30, 2006

(Unaudited)

Page
FINANCIAL STATEMENTS
Consolidated Interim Balance Sheet	1

Consolidated Interim Statement of Loss and Deficit	2

Consolidated Interim Statement of Cash Flow	3

Notes to Consolidated Interim Financial Statements	4 - 7

Responsibility for Financial Statements

The consolidated interim financial statements of Genoil Inc. have been prepared by and are the responsibility of the company's management. They include the selection of appropriate accounting principles, judgments and estimates necessary to comply with Canadian generally accepted accounting principles.

The auditors of Genoil Inc. have not performed a review of these unaudited consolidated interim financial statements.

GENOIL INC.

Consolidated Interim Balance Sheet

As at September 2006 and December 2005

(Unaudited)

	C$ September (Unaudited) 2006	C$ December (Audited) 2005
ASSETS
CURRENT
Cash	$124,329	$358,290
Money market fund	2,551,355	97,343
Accounts receivable	50,484	99,384
Prepaid expenses	71,081

	2,797,249	555,017

PROPERTY, PLANT AND EQUIPMENT	2,227,484	2,417,410

INTANGIBLE ASSETS	2,944,716	3,183,478
	$7,969,449	$6,155,905
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accruals	$474,740	$1,678,551
Due to related parties (Note 3)	968,825	118,383
Convertible Notes		1,458,397

	1,443,565	3,255,331

CONVERTIBLE PROMISSORY NOTES (Note 4)	2,145,522	2,033,199

	3,589,087	5,288,530
SHAREHOLDERS' EQUITY
Share capital (Note 5)	33,988,256	21,665,406
Contributed surplus (Note 8)	11,989,515	9,075,415
Deficit	(41,597,409)	(29,873,446)

	4,380,362	867,375

	$7,969,449	$6,155,905

ON BEHALF OF THE BOARD

_____________________________ D Lifschultz – Director

_____________________________ B Korney - Director

The accompanying notes are an integral part of these consolidated financial statements

GENOIL INC.

Consolidated Interim Statement of Loss and Deficit

Three and Nine months ended September 30, 2006

(Unaudited)

	C$	C$	C$	C$
	Quarter 3	Quarter 3	Year to date	Year to date
	2006	2005	2006	2005
Expenses
Stock based compensation	$1,683,039	$204,073	$3,498,145	$1,301,503
Administration	915,747	743,390	2,995,147	2,987,675
Amortization	153,851	157,554	438,640	471,953
Interest and accretion	29,934	95,572	288,613	296,667
Pilot upgrader	74,891	343,940	275,595	1,587,410
Warrants issued to note holder				(733,942)

	2,857,462	1,544,529	7,496,140	5,911,266

Loss from operations	(2,857,462)	(1,544,529)	(7,496,140)	(5,911,266)

Other income	1,378	369	2,179	19,791

Loss before extraordinary items	(2,856,084)	(1,544,160)	(7,493,961)	(5,891,475)

Royalty settlement (Note 10)	4,230,000		4,230,000

Net loss	(7,086,084)	(1,544,160)	(11,723,961)	(5,891,475)

Deficit - beginning of period	(34,511,325)	(23,297,440)	(29,873,448)	(18,950,125)

Deficit - end of period	$(41,597,409)	$(24,841,600)	$(41,597,409)	$(24,841,600)

Loss per share: Basic and diluted	$(0.03)	$(0.01)	$(0.06)	$(0.06)

The accompanying notes are an integral part of these consolidated financial statements

GENOIL INC.

Consolidated Interim Statement of Cash Flow

Three and Nine months ended September 30, 2006

(Unaudited)

	C$	C$	C$	C$
	Quarter 3	Quarter 3	Year to date	Year to date
	2006	2005	2006	2005

OPERATING ACTIVITIES
Net loss	$(7,086,084)	$(1,544,160)	$(11,723,961)	$(5,891,475)
Items not affecting cash:
Amortization	153,851	157,554	438,640	471,953
Accretion of Notes	(16,272)	95,572	284,725	295,667
Non-cash expenses			161,410
Stock-based compensation	1,683,039	204,073	3,498,116	1,301,503
Royalty settlement	4,230,000		4,230,000
Gain on settlement of debt				(733,942)
Warrants issued				234,761
Foreign exchange translation	20,822	3,664		352

	(1,014,644)	(1,083,297)	(3,111,070)	(4,321,181)

Changes in non-cash working capital:
Accounts receivable	(13,005)	78,647	48,900	(28,786)
Accounts payable	(721,113)	(98,600)	(1,064,600)	104,064
Prepaid expenses	(71,081)		(71,081)

	(805,199)	(19,953)	(1,086,781)	75,278

Total operating activities	(1,819,843)	(1,103,250)	(4,197,851)	(4,245,903)

INVESTING ACTIVITY
Purchase of equipment	(1,455)	26,786	(9,952)	(1,046,409)

Total investing activity	(1,455)	26,786	(9,952)	(1,046,409)

FINANCING ACTIVITIES
Advances from related parties	424,685	456,006	785,905	(778,950)
Options and warrants exercised	40,000	443,839	1,711,544	596,584
Issue of common shares	3,947,767		3,947,767	2,300,000
Share issue expense	(17,362)		(17,362)
Repayment of notes				(2,300,000)

Total financing activities	4,395,090	899,845	6,427,854	(182,366)

Increase (decrease in) cash flow	2,573,792	(176,619)	2,220,051	(5,474,678)

Cash - beginning of period	101,892	340,161	455,633	5,638,220

Cash - end of period (Note 11)	$2,675,684	$163,542	$2,675,684	$163,542

CASH FLOW SUPPLEMENTARY INFORMATION

Interest paid	$29,934	$95,572	$288,613	$296,667

CASH CONSISTS OF:
Cash	$124,329	$133,817	$124,329	$133,817
Money market fund	2,551,355	29,725	2,551,355	29,725

	$2,675,684	$163,542	$2,675,684	$163,542

The accompanying notes are an integral part of these consolidated financial statements

GENOIL INC.

Notes to Consolidated Interim Financial Statements

Three and Nine months ended September 30, 2006

(Unaudited)

1.	INTERIM FINANCIAL STATEMENTS

These interim financial statements follow the same accounting policies and methods in their application as the most recent annual consolidated financial statements.

The interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the applicable Canadian Securities Commissions and Regulatory Authorities. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments which, in the opinion of management, are necessary for fair presentation of the information therein. These statements should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2005 and 2004.

Results of operations for the interim periods are not indicative of annual results.

2.	NATURE OF BUSINESS AND ABILITY TO CONTINUE AS A GOING CONCERN

Genoil Inc. (the “Company”) is incorporated under the Canada Business Corporations Act.  The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies.  The Company’s business activities are primarily directed to development and commercialisation of the upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude.  The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the Nasdaq OTC Bulletin Board using the symbol GNOLF.OB.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.  As at September 30, 2006, the Company has accumulated losses of $41,597,409 (2005 - $29,873,446) since inception.

The ability of the Company to continue as a going concern is in substantial doubt and dependent on achieving profitable operations, commercialising its upgrader technology, and obtaining the necessary financing in order to develop this technology further.  The outcome of these matters cannot be predicted at this time.  The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, fund its research and development activities, and ensure the realization of its assets and discharge of its liabilities.  While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue its operations.

GENOIL INC.

Notes to Consolidated Interim Financial Statements

Three and Nine months ended September 30, 2006

(Unaudited)

3.	DUE TO RELATED PARTIES
		2006	2005

	Companies related to an officer and shareholder	$968,825	$118,383

Companies related to an officer and shareholder provided working capital to the Company as required. These advances bear interest at 12% pa and have no set repayment terms. Since the period end these advances have been replaced with convertible notes on substantially the same terms as provided to outsiders.

4.	CONVERTIBLE NOTES

In 2004 the Company issued convertible promissory notes and received $5,638,220. The notes are non-interest bearing and convertible into common shares at $0.44 per share at any time before maturity on December 23, 2014. The note holders were also issued 3,203,534 warrants entitling them to buy the same amount of shares at $0.85 per share until December 23, 2009.

The present value of the future repayment obligation was calculated at $1,815,356 using a discount rate of 12% pa. The fair value of the warrants were estimated to be $834,153. The balance of $2,988,710 was allocated to the conversion option.

The Company accrues interest at 12% pa to provide for repayment of the notes.

	2006	2005

Balance at beginning of period	$2,033,199	$3,273,753
Converted into common shares	(52,686)	(1,458,397)
Accretion @ 12%	165,009	217,843

Balance at end of period	$2,145,522	$2,033,199

5.	SHARE CAPITAL
		Number	2006

	Authorized:
	Unlimited Common voting shares without par value

	Issued:
	Opening balance, December 31, 2005	196,051,227	$21,665,406
	Issued during period	4,863,218	3,947,767
	Exercise of warrants	2,631,866	947,801
	Exercise of stock options	9,714,102	1,307,234
	Shares for debt	456,543	189,871
	Repurchase of royalty agreement	4,500,000	4,230,000
	Conversion of notes	3,936,104	1,717,539
	Issue expenses		(17,362)

		222,153,060	$33,988,256

GENOIL INC.

Notes to Consolidated Interim Financial Statements

Three and Nine months ended September 30, 2006

(Unaudited)

6.	SHARE OPTIONS

	Number	Avg price

Outstanding, December 31, 2005	27,180,103	$0.18
Granted	11,564,166	0.80
Exercised	(9,714,102)	0.14
Cancelled	(1,216,666)	0.33

Outstanding, September 30, 2006	27,813,501	$0.44

The fair value of options granted in 2006 was estimated to be $6,256,645 (2005 - $1,170,330). The variables used in the Black-Scholes model during the quarter were: Volatility 93 - 106%, Risk free rate 4.05 - 4.37%.  A total of 21,617,250 options were exercisable at September 30, 2006.

7.	WARRANTS

A summary of the changes in share purchase warrants outstanding and exercisable at the end of the period is as follows:

	Avg price	Number	Avg price	Number
	2006	2006	2005	2005

Opening balance	$0.55	6,359,912	$0.32	18,134,716
Issued			0.85	426,000
Exercised	0.15	(2,631,602)	0.29	(12,087,567)
Expired	0.72	(524,776)	0.20	(113,237)

Closing balance	$0.85	3,203,534	$0.55	6,359,912

All the outstanding warrants expire in December 2009

8.	CONTRIBUTED SURPLUS

	2006	2005

Opening balance	$ 9,075,415	$8,397,340
Options granted	3,498,145	1,860,141
Conversion of notes and warrants	(584,045)	(1,182,066)

	$11,989,515	$9,075,415

9.	STOCK-BASED COMPENSATION

The weighted average fair value of options granted in 2006 was C$0.82 based on the Black-Scholes option pricing model using the following assumptions:

Expected life of the options, based on experience: 2 years.

Risk-free rate, based on Canadian Zero coupon bonds with 2 year term.

Expected volatility based on 2 year rolling historical volatility.

Dividend yield: Zero

GENOIL INC.

Notes to Consolidated Interim Financial Statements

Three and Nine months ended September 30, 2006

(Unaudited)

10.	EXTRAORDINARY ITEM

In May 2000 the Company agreed to pay $23,094,369 due to Murphy Oil Inc. (as successor in interest to Beau Canada Exploration Ltd.)  by the issuance of 10,000,000 common shares and a 3% royalty on the Company's future consolidated revenues. During the period the Company repurchased the royalty rights by issuing 4,500,000 common shares valued at $4,230,000 as determined by the market share price on the day of the transaction. This amount was expensed in lieu of the contemplated royalty payments which would have otherwise been expensed.

11.	NON-CASH ITEMS NOT INCLUDED IN CASH FLOW INFORMATION

Qtr 3, 2006	Qtr 3, 2005	2006	2005

$359,050	$140,625	$2,330,913	$3,505,356

Genoil Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SEPTEMBER 30, 2006

This Management’s Discussion and Analysis (MD&A) is dated November 16, 2006, and should be read in conjunction with the audited financial statements for the year ended December 31, 2005 and the unaudited financial statements for the three and nine months ended September 30, 2006, and the accompanying MD&A for those periods. These and other information relating to the Company are available on SEDAR at www.sedar.com.

BUSINESS OF THE CORPORATION

Genoil Inc. specializes in hydrocarbon upgrading (heavy oil and residue) and petrochemical technologies, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning services to specific oil and transportation related markets. The Company currently has 16 full time employees and 5 full time contracted consultants located in three principal offices – Calgary AB, Edmonton AB, and New York, NY. In addition, the Company operates its pilot facility in Two Hills, AB and its sales and marketing operations through a network of commissioned technical sales agents in 33 countries. The Company’s securities trade on both the TSX Venture Exchange (GNO) and the NASDAQ OTC Exchange (GNOLF). The Company has funded its operations to date by way of capital stock private placements and short-term loans to support its near term operations.

Genoil Hydroconversion Upgrader

Genoil is primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology - GHU™. GHU™ converts high sulphur heavy hydrocarbon feed stocks such as bitumen, shale oils or other non-conventional crude oil, and conventional sour heavy crude oil, as well as refinery residues into lighter oil for conventional refining with higher quality distillates. Genoil’s GHU™ utilizes a proprietary design that converts sour (sulphur rich), heavy (high viscosity) crude and refined residual oils using hydrogen enrichment methodology. The GHU™ process is based on catalytic hydrogenation and flash separation. The GHU’s unique intellectual property is in its hydroconversion design and mixing devices. A GHU™ provides greater mass/heat transfer between hydrogen, crude and catalyst. As a result hydroconversion / upgrading can be achieved at mild operating conditions. Sour heavy crude and residual by-products are converted into lighter distillates, increasing API, with maximum denitrogenation, desulphurization and demetalisation. The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals. Genoil’s process is designed specifically to eliminate almost all of the sulphur from crude feed stocks. Genoil has a US patent for its Genoil Hydroconversion Upgrader (“GHU™”) process. Genoil operates a pilot GHU™ upgrader in Two Hills Alberta. The pilot upgrader has progressed through the development stage and the costs of commercialization have been expensed.

Velox Corporation

Through Velox (a subsidiary corporation which Genoil controls), Genoil has proprietary rights to a hydrocyclone technology that provides upstream, high-speed separation of oil from water in the field. Velox has licensed this patented technology on an exclusive basis for applications in the oil industry. Also, Velox has developed a ballast cleaner, using the same hydrocyclone technology that separates oil from water using centrifugal force, combining it with a filtration section and ultra-violet ray section to kill bacteria and mussels to prevent the spread of infections or impurities that could potentially, ecologically damage sections of the world's waters. Black Sea mussels have, in the past, been transported from that sea to the Great Lakes greatly damaging the Great Lakes with a mussel contagion that could not be stopped and inflicted great ecological damage. In view of this, international shipping regulations are predicted to require ships to adopt cleaning systems that will eliminate similar threats. Velox has built a prototype unit to cope with this problem. Genoil has been in talks with Teekay Shipping Lines and hopes that the contracting process will begin in the near future.

Maxis Oil Water Separator

Genoil’s Maxis product line uses the hydro cyclone system to provide pre-treatment and de-watering of crude emulsions. The flexibility and versatility of Maxis technology allows the Maxis system to be applied in a wide variety of industries and applications. Genoil will continue its product development phase for Maxis technology and begin work to apply Maxis to water purification and environmental cleanup applications.

Two major foreign oil companies are presently evaluating the acquisition of their first units with possible follow up sales after successful installation and operation.

Crystal Oil Water Separators

Genoil’s Crystal water separator is a compact unit that is able to handle small volumes using a compartmental process. Genoil has initiated work on the Crystal 3-phase oil-water separation technology. Genoil has completed building and internal testing of the prototype Crystal separator and it is being sent for evaluation to the U. S. Coast Guard. The prototype has also been presented to a major tanker line for possible installation on their tankers. If the Coast Guard certifies the new bilge cleaner, Genoil will be able to commence marketing the technology. The bilge cleaner has a potential 84,000 ship market as all ships that ply the international waters may be outfitted with a device of this nature.

The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries.

BUSINESS PROSPECTS

During the quarter ended September 30, 2006, the Company did not generate any revenue. The Company does not expect to generate revenue or cash flow from its technologies or services in the fourth calendar quarter of 2006. The Company expects revenue and cash flow to be generated in staged phases following the execution of definitive agreements for the design, implementation and procurement of its GHU™ systems and/or the licensing of its intellectual property. The Corporation has accumulated losses of over $41 million to date and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights. Genoil has principally been a technology development company. Since 2005 commercialization efforts have been underway for GHU™. Genoil is marketing its GHU™ (and related engineering and design services) to refiners and producers of heavy sour crude around the world and believes that there is strong market potential for this technology. Management estimates that there are approximately 13 million barrels per day of refinery bottoms and 9 million barrels per day of high sulphur heavy oil that have the potential to be desulphurised and upgraded to lighter products thereby increasing the yield of high value light distillates and transportation fuels available from each barrel of oil. The continued commercialization of Genoil’s GHU™ represents the next key phase in the Company’s growth.

ACTIVITIES

In October, 2006, Genoil hosted a delegation from the Hebei Zhongjie Petrochemical Group Company Ltd. in China at its Two Hills facility and signed a Letter of Intent (“LOI”) to begin feed study engineering and complete feedstock pilot testing. Upon completion of pilot testing Genoil will commence with the design phase for a new 20,000 bpd combined crude feed and vacuum tower bottoms upgrading facility at the refinery in Nampaihe Town, Huanghua City, Hebei, in North-eastern China. The implementation of the LOI will commence with the completion of a final definitive agreement and arrangement for the required funding which will be participated in by Hebei Zhongjie. The LOI provides that 10% of all net profits from the GHU upgrading facility are to be received by Genoil for so long as the refinery remains in operation. This project has a planned start up date of late 2009 or early 2010. Following the 'Memorandum of Understanding' (MOU) announced in February of this year, the signing of this LOI represents the second step in a process expected to result in the execution of a definitive agreement for the construction and procurement of a GHU upgrader.

In August 2006, Genoil executed a memorandum of understanding with the Romanian refining group Steaua Romana with respect to upgrading vacuum tower residue bottoms for an 11,000 bpd refinery located in Campnia Romana with a GHU™ and related upgrader infrastructure. The anticipated Steaua Romana refinery project will be conducted for the purpose of upgrading the vacuum towers residues of 1200 to 1500 bpd for further processing in the refinery. Under the terms of the MOU, Steaua Romana and Genoil will commence with a pre-FEED (Front End Engineering and Design) study for the purpose of defining the GHU™ facility configuration, integration into the existing refinery, expected product yield and preliminary costing. Upon completion of the pre-feed engineering study we will begin testing of the vacuum tower bottoms at the Two Hills facility to verify final design conditions. Upon successful completion of the tests, the parties will commence the design phase for an upgrader that will be integrated with the Steaua refinery. Genoil has the option to own 50% of the upgrading facility and receive 50% of the profit as long as the facility remains in operation. The parties met in October 2006 to discuss the next phases of their collaboration.

Genoil continues to progress with commercial level discussions with several of the national oil companies in the Middle Eastern Gulf States. Management believes that this is a key market for its GHU™ technology as the region has several significant reservoirs of heavy sour oil. The Company remains committed to developing commercial opportunities in the Middle East for the foreseeable future.

Genoil believes that the Lukoil-Komi LLC relationship could potentially lead to a 60,000 bpd GHU upgrading facility processing engagement with the first phase consisting of a 20,000 bpd stand alone facility. Lukoil expressed a desire to construct the facility in three phases or trains, each consisting of 20,000 bpd for a total of 60,000 bpd in this section of the Lukoil-Komi field where they expect to increase production to 125,000 bpd of total production. Genoil submitted a full commercial proposal to Lukoil-Komi the first of October 2006 for review by Lukoil-Komi and their parent company Lukoil. Genoil submitted the proposal on time and is now waiting for response for Lukoil on a clear path forward. Genoil’s test of Lukoil’s crude was very successful in achieving unusually high rates of conversion of the crude’s pitch component thus achieving API upgrading targets sought by Lukoil.

Genoil is also exploring other projects where the Company may share in the ownership of refining operations and/or heavy oil assets in exchange for the utilization of the GHU™ technology at cost.

OVERALL PERFORMANCE

The Company’s working capital condition improved during the period as a result of a successful capital raising.

During the quarter ended September 30, 2006, the Company’s operating expenses were greater than those in the comparable quarter ending September 30, 2005 due to increases in full time personnel in the areas of engineering, sales and marketing and finance.

EXTRAORDINARY ITEM

In September 2006, the Company entered into an agreement with Murphy Canada Exploration Company ("Murphy") for the purchase of certain royalty rights held by Murphy. Murphy is a party, as a successor to the interests of Beau Canada Exploration Ltd., to an agreement between Beau Canada Exploration Ltd., Genoil, and others. This agreement provided Murphy with a 3% royalty on Genoil's consolidated revenues. Genoil has been involved in a legal dispute with Murphy regarding the basis upon which this 3% royalty is payable and the accrued amounts owing under the royalty. Genoil and Murphy entered into an agreement whereby Genoil acquired Murphy's rights to this royalty in consideration for 4,500,000 fully paid and non-assessable common shares in the share capital of Genoil, valued at $4,230,000. The issuance of such shares and the re-acquisition of this royalty right will additionally result in the settlement of the outstanding dispute.

SUMMARY OF QUARTERLY RESULTS

The following table provides a summary of the Company’s key financial performance measures for the quarter ended September 30, 2006 and the three preceding quarters:

SELECTED QUARTERLY DATA
	2005-Q4	2006-Q1	2006-Q2	2006-Q3
Working capital (deficiency)	(2,700,315)	(2,243,429)	(1,688,531)	1,353,684
Long term debt	2,033,199	2,128,771	2,224,343	2,145,522
Total assets	6,155,904	6,161,181	5,464,250	7,969,449
Accumulated deficit	29,873,446	31,941,644	34,488,529	41,597,409
Cash flow used in operations	1,697,617	1,620,448	1,149,090	1,014,644

SELECTED ADMINISTRATION EXPENSES
	2005-Q4	2006-Q1	2006-Q2	2006-Q3
Human resources	546,930	493,502	443,716	353,009
Business development	279,512	379,731	256,028	246,501
Professional fees	319,096	127,347	172,684	107,372
Stock-based compensation	658,638	598,778	1,216,329	1,683,039

Stock-based compensation increased due to the hiring of both a new CFO and a Controller to strengthen the administration of the Company. Professional fees decreased due to the reversal of an overprovision in Q4 of 2005.

Significantly less was spent on the Pilot Upgrader repairs or improvements because the facility has reached a high level of maturity.

LIQUIDITY

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies. The Company is actively pursuing contracts for its GHU™ and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative for the foreseeable future.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, fund its research and development activities, and ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

The Company’s long term debt matures in 2014 and is non-interest bearing.

The Company used $1,014,644 of cash in its operations during the third quarter of 2006 (2005 – a use of $1,120,451). The Company expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

The Company raised C$3.94 million in August 2006 via the issuance of 4.86 million common shares at US$0.73 in a private placement. The proceeds from the issue were used to retire short term liabilities and support the working capital needs of the business.

COMMITMENTS

The Company currently has no material commitments for capital expenditures.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

An officer and shareholder, personally or through companies controlled by him, regularly provide interim financing to the Company. These advances carry interest at 12% and from time to time are converted to Convertible notes on substantially the same terms as offered to outsiders.

ACCOUNTING POLICIES

There were no changes in accounting policies or adoption of new policies during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to related parties, note payable, and convertible debentures. The fair value of the financial instruments other than convertible debentures approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the convertible debentures was calculated using discounted cash flow analysis and approximates the carrying value, as the implicit interest rate is similar to current market rates.

OUTSTANDING SHARE DATA

The following table sets out the number of common voting shares if all convertible securities were converted into shares:

Number
Shares outstanding on September 30, 2006	222,153,060
Issuable under options	27,513,502
Issuable under warrants	3,203,534
Issuable under convertible notes	12,140,692
265,010,788

DISCLOSURE CONTROLS

The Company has designed disclosure control and procedures to provide reasonable assurance that material information related to the Company is included in its regulatory filings. The Company has evaluated the effectiveness of these controls and procedures as at the end of the period and concluded that they are effective.

RISK

The ability of the Corporation to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Corporation’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Corporation will be able to raise the necessary capital.

To date the Corporation has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

Genoil has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue Genoil’s business development and marketing activities. If Genoil does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the convertible debenture not bearing interest.

Foreign currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At September 30, 2006, the Company had certain obligations denominated in U.S. dollars and there were no contracts in place to manage this exposure. At September 30, 2006, the Company had approximately US$2,282,680 (2005 - $83,700) cash on hand and US$26,140 (2005 - $383,500) included in accounts payable and accrued liabilities, which is subject to foreign exchange fluctuation.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A.

The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.